1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

March 4, 2020

Kieran Brown, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Conversus StepStone Private Markets

Filing No: 812-15074

Dear Mr. Brown:

We are writing in response to comments provided via electronic mail on March 3, 2020 with respect to application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, filed on October 16, 2019, on behalf of Conversus StepStone Private Markets (the “Fund”), a closed-end management investment company. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Comment 1. On page 3, under “B. Current Structure and Characteristics”:

a.

In the second paragraph, please move the fifth sentence, beginning “Any other investment company that operates as an interval fund . . .”, after the last sentence of the paragraph which begins “[r]epurchases will be made at such times . . .”.

b.	Please also state that the following:

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the 1940 Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load (“CDSL”).[fn]

[fn] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the 1940 Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund.

Response 1. The disclosure has been revised accordingly.

Comment 2. On page 3, under “B. Current Structure and Characteristics”, the first paragraph states that Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act. This statement does not appear to be true, as the fund’s N-2 states that “Shares of the Registrant have not been and will not be registered under the Securities Act of 1933.” Please revise the application to reflect this fact.

Response 2. The disclosure has been revised accordingly.

Comment 3. On page 3, under “C. Proposed Class Structure and Characteristics”, third paragraph, in the last sentence, beginning “[t]o the extent a Fund determines to waive, impose scheduled variations of, or eliminate . . .“, please replace “contingent deferred sales load (‘CDSL’)” with “CDSL”, as we have now defined this term above.

Response 3. The disclosure has been revised accordingly.

Comment 4. On page 13, in the second paragraph prior to “E. Asset-Based Service and/or Distribution Fees”:

a.

At the end of the first sentence, beginning “[i]n adopting amended Rule 22d-1 in February 1985 . . .”, please insert a footnote with the following citation: “Inv. Co. Act Rel. No. 14390 (February 2, 1985).”

b.

At the end of the second sentence, beginning “[f]urthermore, ‘the sales load variations that have been instituted . . .” and at the end of the third sentence, beginning “In light of these circumstances, the Commission believed . . .”, please insert a footnote with the following citation: “Id.”

c.	In the third sentence, beginning “In light of these circumstances, the Commission believed . . .”, please change “variation” to “variations”.

d.	At the end of the second to last sentence, beginning “Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995 . . .”, please insert a footnote with the following text:

Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Response 4. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz

3